SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ACCURIDE CORPORATION

(Name of Issuer)

Warrants

(Title of Class of Securities)

00439T11

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00439T11		13G

1.	Names of Reporting Persons. Brave Asset Management, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 349,700 (see Item 4 below)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 349,700 (see Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 349,700

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 15.85%

12.	Type of Reporting Person IA

CUSIP No. 00439T11		13G

1.	Names of Reporting Persons. I.R.S. Identification No. of Above Persons (entities only) T. Brett Haire, Jr.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 349,700 (see Item 4 below)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 349,700 (see Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,600 (see Item 4 below)

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.29%

12.	Type of Reporting Person IN

CUSIP No. 00439T11		13G

1.	Names of Reporting Persons. I.R.S. Identification No. of Above Persons (entities only) David G. Bunting

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 349,700 (see Item 4 below)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 349,700 (see Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,600 (see Item 4 (below)

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.29%

12.	Type of Reporting Person IN

Item 1(a).	Name of Issuer: Accuride Corporation. (“ACCU”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 7140 Office Circle Evansville, IN 47715-8235

Item 2(a).	Name of Person Filing: Brave Asset Management, Inc. (“BAMI”), T. Brett Haire, Jr. (“Haire”) and David G. Bunting (“Bunting”)
Item 2(b).	Address of Principal Business Office or, if none, Residence: BAMI and each of Haire and Bunting have a principal business address at 47 Summit Avenue, Summit, New Jersey 07901.
Item 2(c).	Citizenship: BAMI is a New Jersey corporation, and both Haire and Bunting are citizens of the United States of America.
Item 2(d).	Title of Class of Securities: Warrants
Item 2(e).	CUSIP Number: 00439T11

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act.
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned: 349,700 warrants (the “Warrants”). Each Warrant entitles the holder to purchase one-tenth (1/10) of one share of ACCU common stock.
(b) Percent of class: 15.85%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct vote: 349,700
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 349,700

BAMI has acquired an aggregate of 349,700 Warrants (approximately 15.85% of the total Warrants outstanding) on behalf of its principals, Mssrs. Bunting and Haire, and certain investment advisory clients for whom it exercises discretionary authority. Of such Warrants, 116,600 were purchased for the account of Bunting and 116,600 were purchased for the account of Haire.  As controlling persons of BAMI, each of Bunting and Haire may be deemed to be a “beneficial owner” of all 349,700 Warrants to which this Schedule 13G relates, but they  each disclaim beneficial ownership of the Warrants other than those Warrants purchased for their own respective accounts.  Although the Warrants have no voting rights, voting rights do attach to the  common stock issuable on the exercise of Warrants.   The Warrants are immediately exercisable.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January  5, 2011

BRAVE ASSET MANAGEMENT, INC.

By:	s/s T. Brett Haire, Jr.
T. Brett Haire, Jr.
President

s/s T. Brett Haire, Jr.
T. BRETT HAIRE, JR.

s/s David G. Bunting
DAVID G. BUNTING